SEC FILE NUMBER 001-35915
CUSIP NUMBER 32115D 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Check one:
☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒  Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2016

☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR
For the Transition Period Ended: ______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable.

PART I—REGISTRANT INFORMATION

First NBC Bank Holding Company
Full Name of Registrant

N/A
Former Name if Applicable

210 Baronne Street
Address of Principal Executive Office:

New Orleans, Louisiana 70112
City, State and Zip Code

PART II—RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)    The subject annual report, semi-annual report, transition report on Form 10‑K, 20‑F, 11‑K, Form N‑SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion hereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

As previously announced, the registrant is unable to file its Form 10-Q for the quarter ended September 30, 2016 in a timely fashion as a result of the resignation of its previous auditor and the time associated with retaining a new auditor. The registrant is currently actively engaged in the process of retaining a new auditor and expects to announce the retention in the near future. Following its engagement, the new firm will require time to complete its review of the registrant’s quarterly financial statements prior to the filing of the registrant’s Form 10-Q.

Part IV—Other Information

(1) Name and telephone number of person to contact in regard to this notification
Albert J. Richard. III	(504)	289-8125
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the registrant has not completed its financial statement closing and review process for the period ended September 30, 2016, and its financial statements have not been compiled, reviewed or examined by an independent auditor, the registrant anticipates a decrease in net income for the period ended September 30, 2016 as compared to the corresponding period in 2015. At this time, the registrant preliminarily anticipates net income of approximately $9.7 million for the quarter ended September 30, 2016 as compared to $11.5 million for the quarter ended September 30, 2015, primarily as a result of an increase in noninterest expense associated with impairment of tax credit entities and professional fees related to its 2015 audit and litigation. The preliminary financial information included herein is subject to change based on the completion of the financial statement closing and review process performed by the registrant and its auditor.

First NBC Bank Holding Company
(Name of Registrant as specified in charter)
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2016	By:	/s/ Ashton J. Ryan, Jr.
Ashton J. Ryan, Jr.
Chief Executive Officer and President